EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Year Ended December 31,
(in millions)	2014	2013(1)	2012(1)	2011(1)	2010(1)
Fixed Charges:
Interest expense (2)	$381	$406	$430	$478	$592
Capitalized interest	4	4	13	13	5
Portion of rental expense which represents interest factor (2)	273	251	215	227	211
Total Fixed Charges	$658	$661	$658	$718	$808

Earnings Available for Fixed Charges:
Pre-tax income	$1,206	$1,243	$1,284	$1,450	$718
Distributed equity income of affiliated companies	69	77	62	63	41
Add: Fixed charges	658	661	658	718	808
Less: Capitalized interest	(4)	(4)	(13)	(13)	(5)
Less: Net income-noncontrolling interests	(23)	(20)	(28)	(33)	(31)
Total Earnings Available for Fixed Charges	$1,906	$1,957	$1,963	$2,185	$1,531

Ratio of Earnings to Fixed Charges	2.90	2.96	2.98	3.04	1.89

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Fixed Charges:
Interest expense (2)	$381	$406	$430	$478	$592
Capitalized interest	4	4	13	13	5
Portion of rental expense which represents interest factor (2)	273	251	215	227	211
Total Fixed Charges before preferred stock dividends pre-tax income requirements	658	661	658	718	808
Preferred stock dividends pre-tax income requirements	39	39	39	39	35
Total Combined Fixed Charges and Preferred Stock Dividends	$697	$700	$697	$757	$843
Earnings Available for Fixed Charges:
Pre-tax income	$1,206	$1,243	$1,284	$1,450	$718
Distributed equity income of affiliated companies	69	77	62	63	41
Add: Fixed charges before preferred stock dividends	658	661	658	718	808
Less: Capitalized interest	(4)	(4)	(13)	(13)	(5)
Less: Net income-noncontrolling interests	(23)	(20)	(28)	(33)	(31)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$1,906	$1,957	$1,963	$2,185	$1,531

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.73	2.80	2.82	2.89	1.82

(1)	The ratios have been restated to reflect discontinued operations. Refer to Note 4 - Divestitures in the Consolidated Financial Statements for additional information regarding discontinued operations.

(2)
Includes amounts related to our ITO business which is held for sale and reported as a discontinued operation at December 31, 2014. Refer to Note 4 - Divestitures in the Consolidated Financial Statements for additional information regarding this pending sale.